================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              OPENWAVE SYSTEMS INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                (Amendment No. 3)

                                   63718-10-0
                      (CUSIP Number of Class of Securities)
                                ---------------
                             1400 Seaport Boulevard
                         Redwood City, California 94063
                                 (650) 480-8000

     (Name, Address, and Telephone Numbers of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)
                                ---------------
                                    Copy to:

               Donald J. Listwin                      Stephen W. Fackler, Esq.
     President and Chief Executive Officer             Richard A. Grimm, Esq.
              Openwave Systems Inc.                  Simpson Thacher & Bartlett
             1400 Seaport Boulevard                     3330 Hillview Avenue
          Redwood City, California 94063                 Palo Alto, CA 94304
                  (650) 480-8000                          (650) 251-5000
                                ---------------

================================================================================
           Transaction valuation*                       Amount of Filing Fee
--------------------------------------------------------------------------------
              $128,091,308.29                               $25,618.26
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 35,832,309 shares of common stock of Openwave Systems Inc. having an aggregate value of $128,091,308.29 as of August 3, 2001, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of outstanding options that Openwave Systems, Inc. expects to acquire under this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:             $25,618.26               Filing Party:         Openwave Systems Inc.
        Form or Registration No.:           Schedule TO              Date Filed:                  August 7, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:
        [_]      third-party tender offer subject to Rule 14d-1.
        [X]      issuer tender offer subject to Rule 13e-4.
        [_]      going-private transaction subject to Rule 13e-3.
        [_]      amendment to Schedule 13D under Rule 13d-2.
        Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

================================================================================

Introductory Statement

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 7, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share, on the terms and subject to the conditions described in the Offer to Exchange Options to Purchase Common Stock, dated August 7, 2001, as amended by the Offer to Exchange Options to Purchase Common Stock dated August 24, 2001, and as amended by Introductory Statement on Schedule TO filed with the Securities and Exchange Commission on September 13, 2001 (the "Offer").

Item 4.   Terms of the Transaction.

     Item 4 is hereby amended to add the following:

The Offer expired at 5:00 p.m., Pacific Daylight Time, on Monday, September 17, 2001. Pursuant to the Offer, we accepted for cancellation options to purchase 18,327,430 shares of our common stock from 1,749 employees. Subject to the terms and conditions of the Offer, we will grant options to purchase 16,664,563 shares of our common stock in exchange for such cancelled options.

Item 12. Exhibits.

(a)      (i)**      Offer to Exchange, dated August 24, 2001.

         (ii)* E-mail communication to Openwave Systems Inc. employees, dated August 7, 2001.

         (iii)* Materials used in Webex Presentation to Openwave Systems Inc. Employees on August 7, 2001.

         (iv)*      Website Login Page.

         (v)*       Election Forms.

         (vi)*      Form of Election Confirmation.

         (vii)*     Website Glossary of Terms Section.

         (viii)*    Website Question and Answer Section.

         (ix) Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001, and incorporated herein by reference.

         (x) Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001, and incorporated herein by reference.

         (xi) Annual Report on Form 10-K of Phone.com, Inc. (currently known as Openwave Systems Inc.), filed with the Securities and Exchange Commission on August 31, 2000, is incorporated herein by reference.

         (xii) Software.com, Inc.'s Current Report on Form 8-K, filed with the Securities Exchange Commission on July 17, 2000, is incorporated herein by reference.

         (xiii) Registration Statement on Form S-4 of Phone.com, Inc. (currently known as Openwave Systems Inc.), filed with the Securities Exchange Commission on October 20, 2000, is incorporated herein by reference.

         (xiv)*** E-mail notification to Openwave Systems Inc. employees, sent to employees on September 11, 2001.


(b)     Not applicable.

(d)      (i)*       Openwave Systems Inc. 2001 Stock Compensation Plan.

         (ii)* Form of Nonstatutory Stock Option Agreement under the Openwave Systems Inc. 2001 Stock Compensation Plan.

(g)     None.

(h)     None.

* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on August 7, 2001.

** Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on August 24, 2001.

*** Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on September 13, 2001.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2001                     Openwave Systems Inc.
                                       By: /s/    Steve Peters
                                          -------------------------------------
                                           Name:   Steve Peters
                                           Title:  Vice President, General
                                                   Counsel, and Secretary

                                  EXHIBIT INDEX

Exhibit Number       Description
--------------       -----------

(a)(i)**             Offer to Exchange, dated August 24, 2001.

(a)(ii)* E-mail communication to Openwave Systems Inc. employees, dated August 7, 2001.

(a)(iii)* Materials used in Webex Presentation to Openwave Systems Inc. employees on August 7, 2001.

(a)(iv)*             Website Login Page.

(a)(v)*              Election Forms

(a)(vi)*             Form of Election Confirmation.

(a)(vii)*            Website Glossary of Terms Section.

(a)(viii)*           Website Question and Answer Section.

(a)(ix) Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001, and incorporated herein by reference.

(a)(x) Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001, and incorporated herein by reference.

(a)(xi) Annual Report on Form 10-K of Phone.com, Inc. (currently known as Openwave Systems Inc.), filed with the Securities Exchange Commission on August 31, 2000, is incorporated herein by reference.

(a)(xii) Software.com, Inc.'s Current Report on Form 8-K, filed with the Securities Exchange Commission on July 17, 2000, is incorporated herein by reference.

(a)(xiii)            Registration Statement on Form S-4 of Phone.com, Inc.
                     (currently known as Openwave Systems Inc.), filed with the Securities Exchange Commission on October 20, 2000, is incorporated herein by reference.

(a)(xiv)*** E-mail notification to Openwave Systems Inc. employees, sent to employees on September 11, 2001.

(b)                  Not applicable.

(d)(i)*              Openwave Systems Inc. 2001 Stock Compensation Plan.

(d)(ii)* Form of Nonstatutory Stock Option Agreement under the Openwave Systems Inc. 2001 Stock Compensation Plan.

(g)                  None.
(h)                  None.


* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on August 7, 2001.

** Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on August 24, 2001.
*** Previously filed as an exhibit
    to the Schedule TO filed with the Securities and Exchange Commission on September 13, 2001.